

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2017

Myron Holubiak
President and Chief Executive Officer
Citius Pharmaceuticals, Inc.
11 Commerce Drive, First Floor
Cranford, New Jersey 07016

> **Re: Citius Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 12, 2017**
> **File No. 333-217956**

Dear Mr. Holubiak:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Form S-1 filed May 12, 2017

Cover Page

1. We note that your common stock is currently listed on the OTCQB Venture Market and that you intend to apply to have your common stock listed on the Nasdaq Capital Market. Where you disclose on the cover page the recent share price of your common stock as quoted on the OTCQB, please expand to state that the share price on the OTCQB may not be indicative of the market price on the Nasdaq Capital Market.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Johnny Gharib at (202) 551-3170 or Mary Beth Breslin at (202) 551-3625 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Erica B. Jackson, Esq.